CINTEL CORP.
9900 Corporate Campus Drive, Suite 3000
Louisville, KY 40223
Tel: (502) 657-6077
Fax: (502) 657-6078

April 27, 2007
Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Brad Skinner, Accounting Branch Chief David Edgar, Staff Accountant

Re:	Cintel Corp. Form 10-KSB for Fiscal Year Ended December 31, 2005 Filed April 17, 2006 File No. 333-1000046
Ladies and Gentlemen:

The following addresses the additional comments of the reviewing staff of the Commission set forth in its letter dated March 29, 2007, relating to the Form 10-KSB for the fiscal year ended December 31, 2005 of Cintel Corp. (the “Company”). We respond as follows:

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Financial Statement

Note 2. Summary of Significant Accounting Policies

e) Revenue Recognition, page F-7

1.
Based on the responses to our prior comments, we are unclear as to the standard payment terms you offer to distributors. To clarify our understanding, tell us the standard payment terms that you offer to distributors.

Response:

The products of the Company are provided to System Integration projects of conglomerates or for purchase by subsidiaries of a conglomerate. In Korea, it is customary that conglomerates (such as, Samsung, KT, Hyundai) are purchasing IT products through its IT specialized subsidiaries. Sometimes, the subsidiaries also have their own subsidiaries.
For example, when the Company supplies products to Samsung, it goes through the following steps.
(End-user) Samsung Electrics
Subsidiary 1: Samsung SDS
Subsidiary 2: Samsung Networks
Subsidiary 3: Seoul Communications Technology
General distributor of the Company: Zenlink

The Company provides to Zenlink, a general distributor of the Company. Zenlink, in turn, provides to Samsung Electrics through Seoul Communications Technology, Samsung Networks, and Samsung SDS. Therefore, the general distributor or each subsidiary requests a credit term, called “condition of clearing from original buyer, Samsung”, which means once the original buyer, Samsung, pays, then each party will pay. This kind of credit term is available only to IT related industry in Korea, Because IT industry needs a specific technology, Korean conglomerates have subsidiaries with specialized technology. If products are sold directly to a conglomerate end user, usually, the collection period is relatively short, but if the Company is going through the above steps, the collection period is getting longer, depending on the progress of the project or it’s not collected until the total System Integration project is completed.

2.
For each sales arrangement for which you have extended the original payment terms to mirror your customer’s cash flow from the sale to the end user, provide us with the following, organized by arrangement:

•	A copy of the complete contract, translated into English, if necessary;
•
The date on which you and your customers came to an understanding regarding the extension of the original payment terms to mirror your customer’s cash flow from the sale to the end user and a description of that understanding. If hard copy evidence of these understandings exist (including internal documents), provide those copies to us;

•
A schedule showing the original payment terms, each extension of the original payment terms, actual collections and when revenue was recognized. This schedule should include amounts and dates and provide details of any write-offs; and

•	Actual delivery dates of all products/services provided under each contract.

Response:

6 Sample cases for sales made under condition of clearing from original buyer

1. CGentec, Korean Armed Forces HQ)

A/R		Collection		Balance
Date	Amount	Date	Amount
05/12/29	294,030,000			294,030,000
		06/4/14	106,733,000	187,297,000
		06/5/17	187,297,000	-

Delivery date: Dec 29, 2005
Revenue recognition date: Dec 29, 2005
The Company supplied network equipment to Hyudai Elevator (conglomerate) and Korean Army HQ
Collection period was 4 ~ 5 month. The original buyer paid based on the progress of the project.

2. Zenlink (SK Melon)

A/R		Collection		Balance
Date	Amount	Date	Amount
05/4/29	60,720,000			60,720,000
		05/6/9	30,000,000	30,720,000
		05/11/17	18,576,000	12,144,000
		06/1/26	12,144,000	-

Delivery date: Apr 29, 2005
Revenue recognition date: Apr 29, 2005
The Company supplied its product for SI project of SK Melon.
The original buyer paid based on the progress of the project

3. Zenlink (AS Tech)

A/R		Collection		Balance
Date	Amount	Date	Amount
05/8/17	18,700,000			18,700,000
		06/9/14	18,700,000	-

Delivery date: Aug 17, 2005
Revenue recognition date: Aug 17, 2005
It was supplied to Hynix Semiconductor (Hyundai).
It was not for SI project, and was directly purchased by the conglomerate, the collection was fast.

4. Zenlink (KT Wibro)

A/R		Collection		Balance
Date	Amount	Date	Amount
05/9/7	58,300,000			58,300,000
		05/11/2	23,320,000	34,980,000
		05/12/16	23,320,000	11,660,000
		06/4/7	11,660,000	-

Delivery date: Sep 7, 2005
Revenue recognition date: Sep 7, 2005
It was for SI project of KT Wibro
The original buyer paid based on the progress of the project.

 5. Zenlink (Samsung Electric)

A/R		Collection		Balance
Date	Amount	Date	Amount
05/10/17	106,920,000			106,920,000
		05/11/14	106,920,000	-

Delivery date: Oct 17, 2005
Revenue recognition date: Oct 17, 2005
It was supplied to Samsung Electrics
It was directly purchased by the conglomerate, the collection was fast.

6. Zenlink (Ministry of construction)

A/R		Collection		Balance
Date	Amount	Date	Amount
05/12/28	117,700,000			117,700,000
		06/1/4	117,700,000	-

Delivery date: Dec 28, 2005
Revenue recognition date: Dec 28, 2005
It was supplied security equipment to Ministry of construction.
This was for SI project but the collection was made in the early part of the project
According to above samples, all the deliveries for SI projects and direct purchase of conglomerate were made under the credit terms, called “condition of clearing from original buyer”, and therefore, the collection dates all varies. Under even this credit term, there is negotiation on collection date.
Even though the general contractor cannot collect from the original buyer, the Company can collect from the general contractor because the risk associated with the collection is already passed to the contractor. However, the Company has never pursued this legal right, because the situation has never occurred. And also this legal right is not shown in sales contracts.
If the collection is overdue, i.e., after the original buyer pays, the distributors do not pay the Company, the Company has a legal right to enforce the collection from the conglomerates’ subsidiaries or the general distributor. However the Company has never experienced this situation, and this legal right is not also articulated in sales contracts.

A copy of the contract is attached to this response letter as Exhibit A.

3.
Tell us how you considered whether the understandings allowing the extension of credit terms to mirror your customer’s cash flow from the sale to the end user represented modifications or side agreements as contemplated by Question 1 of SAB Topic 13.A.2. In this regard, we note that these understandings appear to have materially changed the payment terms and offered significant payment concessions (refer to AICPA TPA 5100.56 for examples of concessions). Further, you appear to have established this as a relatively common practice with certain customers and these understandings appear to have substance when viewed in the context of the’ arrangement as a whole. Given these factors, explain to us why you believed that the original contract, lacking the modified terms, was final and represented sufficient evidence of an arrangement at the time you initially recognized revenue.

Response:

The credit teams provided to distributors which mirror the customer’s cash flow from the sale to the end users, is not a modification of the original contract. It is the credit term per the original contract. Copies of contracts enclosed.

The company recognized revenue at the time of delivery when the amount collectible can be reasonable determined based on past payment history of the distributors. Enclosed, please find as Exhibit B, the accounts receivable collection history of one of our major distributors, Zenlink, showing a good collection history.

4.
We note that your prior responses indicate that you believe that, in arrangements with a modified understanding of the terms, you are able to enforce the original payment terms if you so choose. Given your practice of allowing modified payment terms and the substance of those modifications. Tell us how you have concluded that you would have been able to enforce the original payment terms. In addition, tell us whether you have ever enforced the original terms subsequent to a request for a modification. If this has not occurred, provide us additional support for your assertion regarding your ability to enforce the original terms sufficient to support the timing of your revenue recognition. Note that subsequent collection under the modified terms would not be considered adequate for this purpose.

Response:

See response to comment #2.

Should you have any questions, please do not hesitate to contact the undersigned at (502) 657-6077.

Very truly yours, /s/ Sang Don Kim Sang Don Kim